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EXHIBIT 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (UNAUDITED)

	(Successor)								Jostens, Inc. (Predeccessor)
	Three Months Ended									Fiscal Year
Dollars in thousands					Fiscal Year 2004		Five Months Ended January 2, 2004		Seven Months Ended July 29, 2003
	April 2, 2005		April 3, 2004							2002	2001	2000
Earnings
(Loss) income from continuing operations before income taxes	$(13,596)		$(29,146)		$(137,136)		$(69,052)		$11,750	$64,483	$45,115	$5,532
Interest expense (excluding capitalized interest)	26,233		38,603		143,817		66,691		32,528	68,435	79,035	60,252
Portion of rent expense under long-term operating leases representative of an interest factor	750		805		2,970		1,127		799	1,312	1,164	1,121

Total (loss) earnings	$13,387		$10,262		$9,651		$(1,234)		$45,077	$134,230	$125,314	$66,905

Fixed charges
Interest expense (including capitalized interest)	$26,233		$38,603		$143,817		$66,691		$32,528	$68,435	$79,035	$60,252
Portion of rent expense under long-term operating leases representative of an interest factor	750		805		2,970		1,127		799	1,312	1,164	1,121

Total fixed charges	$26,983		$39,408		$146,787		$67,818		$33,327	$69,747	$80,199	$61,373

Ratio of earnings to fixed charges	0.5	(1)	0.3	(2)	0.1	(3)	(0.0	)(4)	1.4	1.9	1.6	1.1

(1)
Earnings did not cover fixed charges by $13.6 million.

(2)
Earnings did not cover fixed charges by $29.1 million.

(3)
Earnings did not cover fixed charges by $137.1 million.

(4)
Earnings did not cover fixed charges by $69.1 million.

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  EXHIBIT 12
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (UNAUDITED)